UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 [Rule 13d-101]
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)


                                MMC ENERGY, INC.
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    55312Q208
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                                 (CUSIP Number)


                              Edward P. Smith, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 16, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 55312Q208               SCHEDULE 13D

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  1   NAMES OF REPORTING PERSONS

      KARL W. MILLER
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF and SC
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER

       SHARES                664,828
                        --------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY              0
                        --------------------------------------------------------
        EACH            9    SOLE DISPOSITIVE POWER

      REPORTING              714,828
                        --------------------------------------------------------
       PERSON           10   SHARED DISPOSITIVE POWER

        WITH                 0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        714,828
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

CUSIP No. 55312Q208               SCHEDULE 13D

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  1   NAMES OF REPORTING PERSONS

      ENERGY HOLDINGS LIMITED LLC
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER

       SHARES                559,386
                        --------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY              0
                        --------------------------------------------------------
        EACH            9    SOLE DISPOSITIVE POWER

      REPORTING              559,386
                        --------------------------------------------------------
       PERSON           10   SHARED DISPOSITIVE POWER

        WITH                 0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        559,386
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.0%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

CUSIP No. 55312Q208               SCHEDULE 13D

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  1   NAMES OF REPORTING PERSONS

      WILLIAM EASON
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS

      PF and OO
--------------------------------------------------------------------------------
  5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                    [ ]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      US
--------------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER

       SHARES                567,447*
                        --------------------------------------------------------
    BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY              0
                        --------------------------------------------------------
        EACH            9    SOLE DISPOSITIVE POWER

      REPORTING              8,061
                        --------------------------------------------------------
       PERSON           10   SHARED DISPOSITIVE POWER

        WITH                 0
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        567,447*
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------
* 559,386 out of these 567,447 Shares represent the aggregate number of Shares beneficially owned by Energy Holdings Limited LLC ("EHL"). Pursuant to the Limited Liability Company Agreement of EHL, Mr. Eason, as the managing member of EHL, has sole voting power with respect to all of the Shares held by EHL. Mr. Eason expressly disclaims any beneficial ownership of such Shares, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Eason is the beneficial owner of such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed by Energy Holdings Limited LLC, a Delaware limited liability company ("EHL"), Karl
W. Miller and William Eason, in his individual capacity and as the Managing Member of EHL (collectively, the "Reporting Persons") to amend and supplement the Items specified below in the Reporting Persons' Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission ("SEC") on March 17, 2008, as amended by Amendment No. 1 filed on March 20, 2008, with respect to shares of common stock, $.001 par value (the "Shares"), of MMC Energy, Inc., a Delaware corporation (the "Issuer").

Item 4.  Purpose of Transaction.
--------------------------------

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 16, 2008, the Reporting Persons filed a preliminary proxy statement on
Schedule 14A with the SEC in connection with their proposed solicitation of proxies from the stockholders of the Issuer (the "Stockholders") in connection with the Issuer's 2008 Annual Meeting of Stockholders to (i) elect Kevin McConville, Ketheesch Aran, Tony Valentine, Karl W. Miller, William Eason, Joseph Hearne, and Raiford Trask, Jr. (the "Nominees") to serve as directors of the Issuer (or if any such Nominee is unable or unwilling to serve, any other person designated as a Nominee by the Reporting Persons), (ii) amend the Bylaws of the Issuer to establish an age limitation for directors at 72, and (iii) repeal each provision of the Bylaws of the Issuer and any and all amendments to the Bylaws adopted since March 7, 2008 and before the effectiveness of the proposal and the seating of the Nominees on the Board of Directors of the Issuer (the "Board"), other than those provisions which were duly adopted by the Stockholders and those provisions which under Delaware law cannot be repealed by the Stockholders, and to provide that, without the affirmative vote of the holders of a majority of the Shares having voting power, the Board may not thereafter amend any section of the Bylaws affected by such repeal or adopt any new bylaw provision in a manner which serves to reinstate any repealed provision or adopt any provision having a similar effect as the repealed provision.

On April 11, 2008, William Eason sent a letter to the Secretary of the Issuer pursuant to Section 220 of the Delaware General Corporation Law demanding to inspect the Issuer's stockholders list and related materials. The letter is filed as Exhibit 99.1 to this Amendment No. 2 and is incorporated herein by reference.

On April 17, 2008, William Eason sent a letter to the Secretary of the Issuer pursuant to Rule 14a-7 under the Securities Exchange Act of 1934, as amended, with respect to mailing of the proxy material of the Reporting Persons or the provision by the Issuer of the Issuer's stockholders list and related matters. The letter is filed as Exhibit 99.2 to this Amendment No. 2 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

As of the close of business on April 14, 2008, Karl W. Miller ("Mr. Miller") beneficially owned 714,828 Shares, constituting approximately 5.0% of the outstanding Shares, based upon the 14,144,347 Shares outstanding as of March 31, 2008, according to the Issuer's proxy statement filed on Schedule 14A with the SEC on April 11, 2008.

Mr. Miller has the sole power to vote and dispose of the 714,828 Shares beneficially owned by him as reported in this Amendment No. 2 (provided that he does not own or have the power to vote the 50,000 Shares subject to his Issuer stock options).

On April 14, 2008, Mr. Miller purchased on the open market 10,000 Shares at the purchase price of $2.75 per Share.

On April 17, 2008, Mr. Miller purchased on the open market 3,500 Shares at the purchase price of $2.52 per Share.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

Exhibit 99.1 Stockholder List Access Demand Pursuant to Section 220 of Delaware General Corporation Law, dated April 11, 2008.

Exhibit 99.2 Stockholder List Use Request Pursuant to Rule 14a-7 under the Securities Exchange Act of 1934, as amended, dated April 17, 2008.

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2008



/s/ Karl W. Miller
---------------------------------
Karl W. Miller


/s/ William Eason
---------------------------------
William Eason


ENERGY HOLDINGS LIMITED LLC

By:      /s/ William Eason
   ---------------------------------
   Name:   William Eason
   Title:  Managing Member

                                  EXHIBIT INDEX



Exhibit 99.1 Stockholder List Access Demand Pursuant to Section 220 of Delaware General Corporation Law, dated April 11, 2008.

Exhibit 99.2 Stockholder List Use Request Pursuant to Rule 14a-7 under the Securities Exchange Act of 1934, as amended, dated April 17, 2008.





















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